9386 West Iowa Avenue
WLR Consulting, Inc.	Lakewood, Colorado 80232
Phone/Fax: (303) 980-8528

CONSENT OF PROFESSIONAL

TO:

British Columbia Securities Commission	Ontario Securities Commission
5th Floor, 701 West Georgia Street	Box 55, 1800 – 20 Queen Street West
Vancouver, BC V7Y 1L2	Toronto, ON M5H 3S8
Alberta Securities Commission	Manitoba Securities Commission
4th Floor, 300 – 5th Avenue SW	1130 - 405 Broadway Avenue
Calgary, AB T2P 3C4	Winnipeg, MN R3C 3L6

I, William L. Rose, do hereby consent to the filing of the written disclosure of the technical report titled "Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico" and dated May 2, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Press Release of April 11, 2006 of Metallica Resources Inc., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Press Release of April 11, 2006 of Metallica Resources Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated the 2nd Day of May, 2006.

"William L. Rose"	[sealed]

Signature of Qualified Person

William L. Rose
Print Name of Qualified Person